Contact

www.linkedin.com/in/stefan-avalos-9a84b71 (LinkedIn)
stefanavalos.com (Personal)
www.cavemanpost.com (Company)

Top Skills

Video Editing
Directing Talent
Film Production

Stefan Avalos

President at GlitchyCard LLC
Los Angeles, California, United States

Summary

I am a motion picture and television writer, director, producer and editor. As a writer/director, my feature film work includes, "Strad Style", "The Last Broadcast", "The Money Game" and "The Ghosts of Edendale".
Currently producing the feature, ATM Boy.

I am a member of the Producers Guild of America.

I am well versed in all aspects of movie production, post production and distribution, having over twenty five years of professional experience.

I frequently write for print and electronic media regarding various areas of the entertainment business. My articles range from the technical to the business aspects of movie production.

I am the owner of Caveman Post, a boutique post production facility focused primarily on Visual Effects.

I am involved in VR development and AI/Machine learning applied to VFX. I have built specialized High-pixel count camera systems for VR and other purposes.

www.cavemanpost.com

Specialties: Writing for the screen, Writing for print and electronic media, Motion picture and Television directing, Motion Picture Post Production - Picture, Editing, Sound Design, Quality Control and delivery for Broadcast and cinema, Animation , Compositing.

Experience

GlitchyCard LLC

President
May 2024 - Present (2 months)
Los Angeles, California, United States

ATM Boy The Movie
Producer
January 2019 - Present (5 years 6 months)
Los Angeles, California, United States

1170 Productions, LLC
President
January 2017 - Present (7 years 6 months)
Greater Los Angeles Area

Caveman Post
The Caveman
2011 - Present (13 years)
Tujunga, Ca

Caveman Post is an Editing and Visual Effects Suite in Tujunga, Ca - a mere 15 minutes North East of Downtown Los Angeles.
We do Visual Effects, Graphics, Picture and sound editing and sound finishing for television, film and the web.

Some of our recent visual effects and graphics work includes: Alien Encounters, A Haunting, Fantomworks, 1000 Ways to Die, Eat This Drink That, Surviving Disaster

www.cavemanpost.com

Mixville II Productions
Owner
2001 - Present (23 years)

Mixville II LLC
Co-Owner
2001 - 2013 (12 years)

Mixville II is a limited liability company formed for the production and business life of the feature film, The Ghosts of Edendale.

Original Productions
Post VFX

2010 - 2010 (less than a year)

Wavelenth Releasing
Co-Founder
1997 - 2008 (11 years)

A&B Productions
President
1991 - 1995 (4 years)

LLC for Production and Distribution of, "The Game"

———